# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHARING SERVICES GLOBAL Corp, CIK 0001644488
CUSIP: 819536103
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 5200 TENNYSON PKWY #400, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001493152-23-018733
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Chan Heng Fai, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore, Singapore (U0), 038989, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 40,360; shared voting power 4,266,999; sole dispositive power 40,360; shared dispositive power 4,266,999; aggregate amount beneficially owned 4,266,999 (96% of the class)
  Comment: Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; HWH International Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D. The figure set forth above includes (i) 86 shares held by Heng Fai Holdings Limited; (ii) 2,550,305 shares held by Alset Inc. (including debt of the Issuer which may be converted into 2,500,000 shares of the Issuer's common stock); (iii) debt and warrants of the Issuer held by HWH International Inc., which may be converted into 1,636,906 shares of the Issuer; (iv) 30,524 shares held by Alset International Limited; (v) 8,904 shares held by Global Biomedical Pte. Ltd.; and (vi) 39,650 shares held by Mr. Chan personally. Mr. Heng Fai Ambrose Chan is: (i) the sole director and sole shareholder of Heng Fai Holdings Limited; (ii) the Chief Executive Officer and Chairman of the Board of Directors of Alset Inc.; (iii) the Chairman of the Board of Directors of HWH International Inc.; (iv) the group Chief Executive Officer of Alset International Limited; and (v) Director of Global Biomedical Pte. Ltd. Accordingly, due to his interest in, and control over these entities, Mr. Chan indirectly holds beneficial interest in shares of the Issuer owned by such entities, and can exercise common control over the voting powers of these shares of the Issuer. This percentage is calculated based upon 309,652 outstanding shares of the Issuer as of March 31, 2025.
- Heng Fai Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 86; sole dispositive power 0; shared dispositive power 86; aggregate amount beneficially owned 86 (0% of the class)
  Comment: Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; HWH International Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D. Mr. Heng Fai Ambrose Chan is the sole director and sole shareholder of Heng Fai Holdings Limited, accordingly, due to his interest in, and control over Heng Fai Holdings Limited, Mr. Chan indirectly holds beneficial interest in shares of the Issuer owned by Heng Fai Holdings Limited, and can exercise common control over the voting powers of these shares of the Issuer. This percentage is calculated based upon 309,652 outstanding shares of the Issuer as of March 31, 2025.
- Alset Inc. (CIK 0001750106): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,226,639; sole dispositive power 0; shared dispositive power 4,226,639; aggregate amount beneficially owned 4,226,639 (95.1% of the class)
  Comment: Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; HWH International Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D. Comprises (i) 2,550,305 shares held by Alset Inc. (including debt of the Issuer convertible into 2,500,000 shares of the Issuer's common stock); (ii) debt and warrants of the Issuer held by HWH International Inc. convertible into 1,636,906 shares of the Issuer; (iii) 30,524 shares held by Alset International Limited; and (iv) 8,904 shares held by Global Biomedical Pte. Ltd. Alset Inc. has voting and dispositive control over HWH International Inc., Alset International Limited and Global Biomedical Pte. Ltd. This percentage is calculated based upon 309,652 outstanding shares of the Issuer as of March 31, 2025.
- HWH International Inc. (CIK 0001897245): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,636,906; sole dispositive power 0; shared dispositive power 1,636,906; aggregate amount beneficially owned 1,636,906 (84.1% of the class)
  Comment: Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; HWH International Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D. Comprises debt and warrants of the Issuer held by HWH International Inc. convertible into 1,636,906 shares of the Issuer's common stock. This percentage is calculated based upon 309,652 outstanding shares of the Issuer as of March 31, 2025.
- Alset International Limited (CIK 0001660984): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 39,428; sole dispositive power 0; shared dispositive power 39,428; aggregate amount beneficially owned 39,428 (12.7% of the class)
  Comment: Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; HWH International Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D. Comprises (i) 30,524 shares held by Alset International Limited, and (ii) 8,904 shares held by Global Biomedical Pte. Ltd. Alset International Limited has voting and dispositive control over Global Biomedical Pte. Ltd. This percentage is calculated based upon 309,652 outstanding shares of the Issuer as of March 31, 2025.
- Global Biomedical Pte. Ltd. (CIK 0001823066): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,904; sole dispositive power 0; shared dispositive power 8,904; aggregate amount beneficially owned 8,904 (2.8% of the class)
  Comment: Mr. Heng Fai Ambrose Chan; Heng Fai Holdings Limited; Alset Inc.; HWH International Inc.; Alset International Limited; and Global Biomedical Pte. Ltd. are members of a group for the purpose of this Schedule 13D. This percentage is calculated based upon 309,652 outstanding shares of the Issuer as of March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Name of issuer: SHARING SERVICES GLOBAL Corp
Address of issuer's principal executive offices: 5200 TENNYSON PKWY #400, PLANO, Texas (TX), 75024

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989
Present principal occupation or employment: Chief Executive Officer - Alset International Limited
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: On March 31, 2025, HWH International Inc. ("HWH") entered into a securities purchase agreement with the Issuer, pursuant to which the Issuer issued a convertible promissory note to HWH in the amount of $150,000, the indebtedness thereunder being convertible into the Issuer's common stock at $0.80 per share at HWH's option until maturity of the convertible note three (3) years from the date of the securities purchase agreement. Further, the Issuer granted HWH warrants exercisable into 937,500 shares of SHRG's common stock, the exercise period of the warrants being three (3) years from the date of the securities purchase agreement at an exercise price of $0.85 per share. Mr. Heng Fai Ambrose Chan ("Mr. Chan") serves on, and is the Chairman of, the Issuer's Board of Directors, Mr. Chan is also: (i) the sole Director and sole Shareholder of Heng Fai Holdings Limited; (ii) the Chief Executive Officer and Chairman of the Board of Directors of Alset Inc.; (iii) the Chairman of the Board of Directors of HWH International Inc.; (iv) the Group Chief Executive Officer of Alset International Limited; and (v) the Director of Global Biomedical Pte. Ltd. Accordingly, due to his interest in, and control over these entities, Mr. Chan indirectly holds beneficial interest in shares of the Issuer's common stock owned by such entities, and can exercise common control over the voting powers of these shares. The Reporting Persons, either directly or indirectly through Mr. Chan, may engage in discussions from time to time with the Issuer's Board of Directors, the Issuer's management or the Issuer's other stockholders. These discussions may be with respect to (i) acquiring or disposing of the shares of Common Stock or other securities of the Issuer; (ii) maintaining or changing the Issuer's business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional securities of the Issuer through open market transactions, privately negotiated transactions or other methods. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Chan in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 309,652 shares of Common Stock outstanding as of March 31, 2025, as reported by the Issuer to the Reporting Persons. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 309,652 shares of Common Stock outstanding as of March 31, 2025, as reported by the Issuer to the Reporting Persons. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Transactions in the class effected during the past sixty days: On March 31, 2025, HWH International Inc. ("HWH") entered into a securities purchase agreement with the Issuer, pursuant to which the Issuer issued a convertible promissory note to HWH in the amount of $150,000, the indebtedness thereunder being convertible into the Issuer's common stock at $0.80 per share at HWH's option until maturity of the convertible note three (3) years from the date of the securities purchase agreement. Further, the Issuer granted HWH warrants exercisable into 937,500 shares of SHRG's common stock, the exercise period of the warrants being three (3) years from the date of the securities purchase agreement at an exercise price of $0.85 per share. Mr. Heng Fai Ambrose Chan serves on, and is the Chairman of, the Issuer's Board of Directors, Mr. Chan is also: (i) the sole Director and sole Shareholder of Heng Fai Holdings Limited; (ii) the Chief Executive Officer and Chairman of the Board of Directors of Alset Inc.; (iii) the Chairman of the Board of Directors of HWH International Inc.; (iv) the Group Chief Executive Officer of Alset International Limited; and (v) the Director of Global Biomedical Pte. Ltd. Accordingly, due to his interest in, and control over these entities, Mr. Chan indirectly holds beneficial interest in shares of the Issuer owned by such entities, and can exercise common control over the voting powers of these shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 6. Other than the relationship as set out in Item 4 hereof, there are no other contracts, arrangements, understandings or relationships with respect to the Issuer's securities, among the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement dated January 28, 2025

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/An individual (04/02/2025)
- Heng Fai Holdings Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Director (04/02/2025)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/Chief Executive Officer (04/02/2025)
- HWH International Inc.: /s/ Rongguo Wei, Rongguo Wei/Chief Financial Officer (04/02/2025)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/Chief Executive Officer (04/02/2025)
- Global Biomedical Pte. Ltd.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/Director (04/02/2025)